Exhibit 99.1

Press Release

RedHill Biopharma Reports Operational Highlights and
Fourth Quarter & Full Year 2021 Financial Results

Record annual and quarterly revenues of $85.8 and $22.1 million respectively – 2021 revenues up 33.2% vs. 2020, gross profit up 32.4% vs. 20201
--
Cash balance2 of $54.2 million as of December 31, 2021
--
Overall contribution of commercial operations to the company was positive for the first time in
Q4, and commercial contribution is expected to continue to grow in 2022 with commercial operations profitability expected in 20223 supported by strengthened salesforce and disciplined cost-control measures
--
Talicia now the most prescribed branded H. pylori therapy in the U.S. achieving record quarterly prescriptions in Q4, up 25.5% vs. Q3; Movantik up 2.4% vs. Q3 - leads the PAMORA class with 73% market share in a growing market
--
Positive late-stage clinical data from studies with two leading novel, oral and variant-agnostic
COVID-19 therapeutics opaganib and RHB-107; Multiple regulatory data and other submissions in process
--
Two territorial out-licensing deals in new territories with upfront payments for opaganib and
Talicia executed since the start of 2022. Discussions with additional potential partners ongoing
--
Management to host webcast today, at 08:30 a.m. EDT

TEL AVIV, Israel and RALEIGH, NC, March 17, 2021, RedHill Biopharma Ltd. (Nasdaq: RDHL) (“RedHill” or the “Company”), a specialty biopharmaceutical company, today reported its operational highlights and financial results for the fourth quarter and full year ended December 31, 2021.

Dror Ben-Asher, RedHill’s Chief Executive Officer, said: “In 2021, RedHill’s team delivered record revenues against a pandemic backdrop, overall contribution of commercial operations to the company was positive for the first time in Q4/21 and positive late-stage clinical data for two novel oral COVID-19 drugs. A very strong fourth quarter for both Talicia® and Movantik®, coupled with disciplined cost-control measures across the business and intensive out-licensing and in-licensing activities, sets us up for continued organic and non-organic growth in 2022 and beyond.”

Mr. Ben-Asher added: “Our R&D team’s drive in remaining at the forefront of the global search for much needed novel oral COVID-19 therapies has been outstanding. The challenge of developing any drug is not to be underestimated and RedHill’s R&D team has delivered exciting efficacy data with both opaganib and RHB-107, our variant-agnostic investigational drug candidates for the treatment of hospitalized and non-hospitalized COVID-19 respectively - a striking achievement.”

Micha Ben Chorin, Chief Financial Officer at RedHill, added: “We have realigned focus within our 120-person strong customer-facing sales team in the U.S., providing even greater sales emphasis. In addition, a substantial decrease in our quarterly operational expenses achieved through a tight but agile cost-containment plan that allows for rapid re-adjustments based on compelling business need, are now starting to be realized following implementation in Q4/21 and we believe will continue to bear fruit throughout 2022. These activities are key in our ongoing ability to deliver record revenues, which amounted to $85.8 million for 2021, while keeping gross margins highly competitive, with commercial operations profitability expected in 2022. We are committed to continued substantial cost reduction in 2022.”

Financial results for the quarter ended December 31, 2021 (Unaudited)4

Net Revenues for the fourth quarter of 2021 were $22.1 million, as compared to $21.6 million in the third quarter of 2021.

Cost of Revenues for the fourth quarter of 2021 were $19.3 million, as compared to $9.2 million in the third quarter of 2021. The increase was attributed to recognition of approximately $9 million impairment related to the intangible asset of Aemcolo® for travelers’ diarrhea.

Gross Profit for the fourth quarter of 2021 was $2.7 million, as compared to $12.4 million in the third quarter of 2021. The decrease was attributed to the impairment recognized, as detailed above.

Research and Development Expenses for the fourth quarter of 2021 were $5.9 million, similar to the $5.8 million in the third quarter of 2021.

Selling, Marketing and General and Administrative Expenses for the fourth quarter of 2021 were $17.6 million, as compared to $24.0 million in the third quarter of 2021. The decrease was a result of the cost-containment plan implemented.

Operating Loss for the fourth quarter of 2021 were $20.7 million, as compared to $17.4 million in the third quarter of 2021. The increase is attributed to the impairment recognized, as detailed above, partly offset by the decrease in operating expenses, as detailed above.

Net Cash Used in Operating Activities for the fourth quarter of 2021 was $14.9 million, as compared to $19.0 million in the third quarter of 2021. The decrease was a direct result of the decrease in operating expenses, as detailed above.

Net Cash Provided by Financing Activities for the fourth quarter of 2021 was $17.6 million, mainly due to proceeds from equity offerings, as compared to Net Cash Used in Financing Activities of $1.0 million in the third quarter of 2021.

Financial results for the year ended December 31, 20214

Net Revenues were $85.8 million for the year ended December 31, 2021, as compared to $64.4 million for the year ended December 31, 2020, a 33.2% increase in net revenues. The increase was attributable to the launch of Talicia and Movantik in March 2020 and April 2020, respectively, as well as growth in sales in comparable periods of both products.

Cost of Revenues were $49.4 million for the year ended December 31, 2021, as compared to $36.9 million for the year ended December 31, 2020. The increase was mostly attributable to recognition of approximately $9 million impairment related to the intangible asset of Aemcolo for travelers’ diarrhea and in-line with the increase in net revenues from our commercial products.

Gross Profit was $36.4 million for the year ended December 31, 2021, as compared to $27.5 million for the year ended December 31, 2020. The increase was primarily due to the increase in net revenues, and partially offset by the recognized impairment of Aemcolo intangible asset.

Research and Development Expenses were $29.5 million for the year ended December 31, 2021, as compared to $16.5 million for the year ended December 31, 2020. The increase was mainly attributable to the advancement of our COVID-19 programs with opaganib and RHB-107.

Selling, Marketing and General and Administrative Expenses were $88.0 million for the year ended December 31, 2021, as compared to $74.7 million for the year ended December 31, 2020. The increase was mainly attributable to the expansion of commercialization activities related to Talicia and Movantik and to expenses related to share-based compensation.

Operating Loss was $81.1 million for the year ended December 31, 2021, as compared to $63.7 million for the year ended December 31, 2020. The increase was mainly attributable to the intensified activities in both commercial operations and R&D.

Net Cash Used in Operating Activities was $65.0 million for the year ended December 31, 2021, as compared to $48.6 million for the year ended December 31, 2020. The increase was mainly attributable to the increase in operating loss, as described above.

Net Cash Provided by Financing Activities was $73.5 million for the year ended December 31, 2021, comprised primarily of proceeds from equity offerings. Net Cash Provided by Financing Activities for the year ended December 31, 2020, was $84.4 million, comprised primarily of debt and equity-based financing, partially offset by $16 million classified as restricted cash.

Liquidity and Capital Resources

Cash Balance2 as of December 31, 2021, was $54.2 million, as compared to $51.5 million as of September 30, 2021, and approximately $46 million as of December 31, 20205.

Strategic investment in RedHill by South Korea’s Kukbo Co. (“Kukbo”) - $5 million received and an additional $5 million investment expected per the agreement.

Opaganib6 for COVID-19 licensed by Kukbo for South Korea for $1.5 million in upfront payment and additional payment up to $5.6 million in milestone payments and royalties on net sales.

Talicia for H. pylori licensed by Gaelan Medical for the United Arab Emirates, with $2 million upfront to be received plus milestones and royalties on net sales.

Discussions are ongoing with additional potential partners for Talicia in other territories.

Commercial Highlights

Movantik® (naloxegol)7
Movantik is the market leader in the PAMORA class holding 73% market share. The Company’s drive and commitment to further growing Movantik and the PAMORA class, which has increased over the past 12 months, is delivering. In Q4/2021 Movantik had its best performance since RedHill’s launch, growing new prescriptions by 2.4% compared to the previous quarter.

Nearly 92% of insurance plans provide access for Movantik – best-in-class coverage – and in December 2021, the Company announced that Movantik® had been approved for inclusion as preferred and unrestricted brand on a major National Medicare Part D formulary serving more than 10 million Americans as of January 1, 2022. Movantik’s total commercial coverage now extends to 151 million American patients’ lives and has grown to 46 million Medicare lives, with over 93% coverage of Medicare Part D lives.

In 2021 the Company also successfully brought to a close all presently pending Movantik patent litigation brought pursuant to the ‘Drug Price Competition and Patent Term Restoration Act’ (the Hatch-Waxman Act). The earliest licensed entry date of any generic naloxegol in the U.S. is October 1, 2030.

Talicia® (omeprazole magnesium, amoxicillin and rifabutin)8
Talicia is now the most prescribed branded H. pylori therapy in the U.S. and achieved another record quarter, delivering a 25.5% increase in prescriptions compared to the previous quarter, reflecting 78.4% growth of Talicia as compared to Q4/2020.

In January 2022, the Company announced that it had entered into an exclusive license agreement with Gaelan Medical Trade LLC, a wholly owned subsidiary of the Ghassan Aboud Group (GAG), for Talicia in the United Arab Emirates (UAE). Under the terms of the agreement, RedHill will receive an upfront payment of $2 million and is eligible for additional milestone payments as well as tiered royalties up to mid-teens on net sales of Talicia in the UAE. Gaelan Medical received the exclusive rights to commercialize Talicia in the UAE, as well as a right of first refusal to commercialize Talicia in the Gulf Cooperation Council region (Saudi Arabia, Kuwait, Qatar, Bahrain and Oman) for a pre-determined period.

In October, Medi-Cal, California's Medicaid Health Care program covering two million beneficiaries, added Talicia to its Contract Drug List (CDL) for H. pylori treatment, with no prior authorization required. This coverage expanded to 14 million beneficiaries on January 1, 2022. As of December 2021, total Talicia coverage stood at greater than 197 million American lives, equating to 8 out of ten lives.

Also in October 2021, the Company announced the grant of a new U.S. Patent covering Talicia. This patent reinforces the protection for Talicia through 2034, and the Company has listed this patent in the FDA's Approved Drug Products with Therapeutic Equivalence Evaluations, or Orange Book.

Aemcolo® (rifamycin)9
The Company has maintained promotion of Aemcolo in the fourth quarter of 2021 in anticipation of renewed post-COVID-19 travel opportunities for Americans. In December 2021, the exclusive license agreement between the Company and Cosmo was amended to allow for provision for either party to terminate the agreement upon 90 days’ notice at any time.

R&D Highlights

COVID-19 Program: Opaganib (ABC294640)
The Company previously announced top-line results from the oral opaganib global 463-patient Phase 2/3 study in hospitalized patients with severe COVID-19 pneumonia (NCT04467840).

Since the initial results were announced, extensive review of all the data has shown compelling and consistent efficacy in large and important sub-group analyses and, earlier this year, the Company announced results from several recently completed prespecified analyses from the study showing that opaganib significantly reduced mortality when given to patients who received remdesivir and corticosteroids, delivered a significant benefit in time to recovery and improved the median time to viral RNA clearance:

•
A prespecified mortality analysis, undertaken for all patients from the Phase 2/3 study who were receiving remdesivir and corticosteroids at baseline, demonstrated a significant 70.2% mortality benefit for opaganib-treated patients, with a mortality rate of 6.98% (n=3/43) for the opaganib arm + SoC versus 23.4% (n=11/47) for placebo + SoC by Day 42 (p-value=0.034).

•
A second prespecified analysis showed that opaganib delivered a significant 34% benefit in time to recovery, defined as achieving a score of 1 or less on the WHO Ordinal Scale by Day 14, with 37.4% of opaganib-treated patients (n=86/230) reaching this event versus 27.9% of patients (n=65/233) treated with placebo + SoC (p-value=0.013, Hazard Ratio 1.49).

•
A third prespecified analysis, of all oral opaganib's Phase 2/3 study patients with positive PCR at screening, demonstrated that opaganib improved the median time to viral RNA clearance by at least 4 days. Treatment with opaganib resulted in viral RNA clearance in a median of 10 days while the median for clearance in the placebo arm was not reached by the end of 14-days treatment for placebo (Hazard Ratio 1.34; nominal p-value=0.043, N=437/463)

In December 2021, the Company also announced that because opaganib's proposed mechanism of action is not impacted by spike protein mutations, opaganib is expected to be unaffected by mutations associated with Omicron and other known variants of concern.

Regulatory discussions are in progress, with opaganib data submissions in the U.S., Europe, UK and additional countries. Discussions remain ongoing with initial guidance requiring confirmatory data on potential path to approval received from the EU's EMA, the U.S. FDA, UK's MHRA and others. Data and other regulatory submissions are in process in multiple other countries. The Company continues its discussions with U.S. and other government agencies, non-governmental organizations and potential partners around potential funding to support the ongoing development of opaganib.

In March 2022, the Company announced that it has entered into an exclusive license agreement with Kukbo Co. Ltd., a South Korean corporation, which will receive the exclusive rights to commercialize opaganib for the treatment of COVID-19 in South Korea. Under the terms of the agreement, which adds to the previously announced strategic investment by Kukbo of up to $10 million, RedHill will in addition receive an upfront payment of $1.5 million and is eligible for $5.6 million in additional milestone payments, as well as low double-digit royalties on net sales of opaganib.

COVID-19 Program: RHB-107 (upamostat)10
RedHill continues to advance the Phase 2/3 study of novel, once-daily, orally-administered, antiviral drug candidate, RHB-107, for the treatment of non-hospitalized patients with symptomatic COVID-19 in the early course of the disease (NCT04723537), who do not require supplemental oxygen - the vast majority of COVID-19 patients. In March 2022, the Company announced positive top-line results from the Phase 2 part of the Phase 2/3 study, predominantly conducted in the U.S. (60/61 patients) as well as South Africa.

Although not powered for efficacy assessment, the study showed highly promising efficacy results delivering a 100% reduction in hospitalization due to COVID-19, with zero patients on the RHB-107 arm hospitalized with COVID-19 (0/41) compared to 15% on the placebo-controlled arm requiring hospitalization (3/20) (nominal p-value=0.0317). Furthermore, the study showed an 87.8% reduction in reported new severe COVID-19 symptoms, with only one patient on RHB-107 (2.4%, 1/41) compared to 20% (4/20) of patients on the placebo-controlled arm experiencing new COVID-19 related severe symptoms (nominal p-value=0.036).

The study met its primary outcome measure, demonstrating a favorable safety and tolerability profile of RHB-107. Study arms were well-balanced with respect to baseline disease severity, risk factors and vaccination status. Patients were also tested for the specific viral strain (last patient randomized November 12, 2021), with the most common variant being Delta, found in 62.5% of the patients that had next generation sequencing (NGS).

The Phase 2 part of the study was designed to evaluate safety for dose selection and to provide preliminary assessment of parameters to be used for efficacy evaluation in Part B. A total of 61 patients were enrolled in Part A and randomized on a 1:1:1 basis to receive one of two dose levels of RHB-107 or a placebo control.

Discussions with regulators to discuss next steps are expected during Q2/22.

RHB-204 - Pulmonary Nontuberculous Mycobacteria (NTM) Disease11
A U.S. Phase 3 study is ongoing in the U.S. to evaluate the efficacy and safety of RHB-204 in adults with pulmonary NTM disease caused by Mycobacterium avium Complex (MAC) infection (NCT04616924). Expansion of sites and the waning of COVID-19 is expected to increase the pace of enrolment.

The study protocol provides for 6 months co-primary endpoint of sputum culture conversion (SCC) and clinical outcome (patient-reported outcomes - PRO) in a randomized placebo-controlled design, followed by open label active treatment with RHB-204 for 12 months from conversion.

Conference Call and Webcast Information:

The Company will host a webcast today, Thursday, March 17, 2022, at 8:30 a.m. EDT, during which it will present key highlights for the fourth quarter and full year of 2021.

The webcast including slides will be broadcast live on the Company's website, https://ir.redhillbio.com/events, and will be available for replay for 30 days.

To participate in the conference call, please dial one of the following numbers 15 minutes prior to the start of the call: United States: +1-877-870-9135; International: +1-646-741-3167; and Israel: +972-3-530-8845; the access code for the call is: 2368401.

About RedHill Biopharma
RedHill Biopharma Ltd. (Nasdaq: RDHL) is a specialty biopharmaceutical company primarily focused on gastrointestinal and infectious diseases. RedHill promotes the gastrointestinal drugs, Movantik® for opioid-induced constipation in adults7, Talicia® for the treatment of Helicobacter pylori (H. pylori) infection in adults8, and Aemcolo® for the treatment of travelers’ diarrhea in adults9. RedHill’s key clinical late-stage development programs include: (i) RHB-204, with an ongoing Phase 3 study for pulmonary nontuberculous mycobacteria (NTM) disease; (ii) opaganib (ABC294640), a first-in-class oral SK2 selective inhibitor targeting multiple indications with a Phase 2/3 program for hospitalized COVID-19 and Phase 2 studies for prostate cancer and cholangiocarcinoma ongoing; (iii) RHB-107 (upamostat), an oral serine protease inhibitor in a Phase 2/3 study as treatment for non-hospitalized symptomatic COVID-19, and targeting multiple other cancer and inflammatory gastrointestinal diseases; (iv) RHB-104, with positive results from a first Phase 3 study for Crohn's disease; (v) RHB-102 , with positive results from a Phase 3 study for acute gastroenteritis and gastritis and positive results from a Phase 2 study for IBS-D; and (vi) RHB-106, an encapsulated bowel preparation. More information about the Company is available at www.redhillbio.com/ twitter.com/RedHillBio.

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements may be preceded by the words “intends,” “may,” “will,” “plans,” “expects,” “anticipates,” “projects,” “predicts,” “estimates,” “aims,” “believes,” “hopes,” “potential” or similar words and include statements regarding anticipated non-GAAP commercial operations profitability expected in 2022 and anticipated operating loss and net cash in operating activities in 2022. Forward-looking statements are based on certain assumptions and are subject to various known and unknown risks and uncertainties, many of which are beyond the Company’s control and cannot be predicted or quantified, and consequently, actual results may differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include, without limitation, the risk that we will not be successful in increasing sales of our commercial products, including due to market conditions, that the Phase 2/3 COVID-19 study for RHB-107 may not be successful and, even if successful, such studies and results may not be sufficient for regulatory applications, including emergency use or marketing applications, and that additional COVID-19 studies for opaganib and RHB-107 are likely to be required, as well as risks and uncertainties associated with the risk that the Company will not successfully commercialize its products; as well as risks and uncertainties associated with (i) the initiation, timing, progress and results of the Company’s research, manufacturing, pre-clinical studies, clinical trials, and other therapeutic candidate development efforts, and the timing of the commercial launch of its commercial products and ones it may acquire or develop in the future; (ii) the Company’s ability to advance its therapeutic candidates into clinical trials or to successfully complete its pre-clinical studies or clinical trials or the development of a commercial companion diagnostic for the detection of MAP; (iii) the extent and number and type of additional studies that the Company may be required to conduct and the Company’s receipt of regulatory approvals for its therapeutic candidates, and the timing of other regulatory filings, approvals and feedback; (iv) the manufacturing, clinical development, commercialization, and market acceptance of the Company’s therapeutic candidates and Talicia®; (v) the Company’s ability to successfully commercialize and promote Talicia®, and Aemcolo® and Movantik®; (vi) the Company’s ability to establish and maintain corporate collaborations; (vii) the Company's ability to acquire products approved for marketing in the U.S. that achieve commercial success and build its own marketing and commercialization capabilities; (viii) the interpretation of the properties and characteristics of the Company’s therapeutic candidates and the results obtained with its therapeutic candidates in research, pre-clinical studies or clinical trials; (ix) the implementation of the Company’s business model, strategic plans for its business and therapeutic candidates; (x) the scope of protection the Company is able to establish and maintain for intellectual property rights covering its therapeutic candidates and its ability to operate its business without infringing the intellectual property rights of others; (xi) parties from whom the Company licenses its intellectual property defaulting in their obligations to the Company; (xii) estimates of the Company’s expenses, future revenues, capital requirements and needs for additional financing; (xiii) the effect of patients suffering adverse experiences using investigative drugs under the Company's Expanded Access Program; (xiv) competition from other companies and technologies within the Company’s industry; and (xv) the hiring and employment commencement date of executive managers. More detailed information about the Company and the risk factors that may affect the realization of forward-looking statements is set forth in the Company's filings with the Securities and Exchange Commission (SEC), including the Company's Annual Report on Form 20-F filed with the SEC on March 17, 2022. All forward-looking statements included in this press release are made only as of the date of this press release. The Company assumes no obligation to update any written or oral forward-looking statement, whether as a result of new information, future events or otherwise unless required by law.

Company contact: Adi Frish Chief Corporate and Business Development Officer RedHill Biopharma +972-54-6543-112 adi@redhillbio.com	Media contacts: U.S.: Bryan Gibbs, Finn Partners +1 212 529 2236 bryan.gibbs@finnpartners.com UK: Amber Fennell, Consilium +44 (0) 7739 658 783 fennell@consilium-comms.com

REDHILL BIOPHARMA LTD.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

	Year Ended December 31,
	2021	2020	2019
	U.S. dollars in thousands
NET REVENUES	85,757	64,359	6,291
COST OF REVENUES	49,406	36,892	2,259
GROSS PROFIT	36,351	27,467	4,032
RESEARCH AND DEVELOPMENT EXPENSES	29,498	16,491	17,419
SELLING AND MARKETING EXPENSES	55,623	49,285	18,333
GENERAL AND ADMINISTRATIVE EXPENSES	32,365	25,375	11,481
OPERATING LOSS	81,135	63,684	43,201
FINANCIAL INCOME	51	270	1,335
FINANCIAL EXPENSES	16,660	12,759	438
FINANCIAL EXPENSES (INCOME), net	16,609	12,489	(897)
LOSS AND COMPREHENSIVE LOSS FOR THE YEAR	97,744	76,173	42,304

LOSS PER ORDINARY SHARE, basic and diluted (U.S. dollars)	0.21	0.21	0.14

REDHILL BIOPHARMA LTD.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	December 31
	2021	2020
	U.S. dollars in thousands
CURRENT ASSETS:
Cash and cash equivalents	29,474	29,295
Bank deposits	8,530	17
Financial assets at fair value through profit or loss	—	481
Trade receivables	31,677	28,655
Prepaid expenses and other receivables	4,661	5,521
Inventory	14,810	6,526
	89,152	70,495
NON-CURRENT ASSETS:
Restricted cash	16,169	16,164
Fixed assets	572	511
Right-of-use assets	3,651	5,192
Intangible assets	71,644	87,879
	92,036	109,746
TOTAL ASSETS	181,188	180,241

CURRENT LIABILITIES:
Account payable	11,664	11,553
Lease liabilities	1,618	1,710
Allowance for deductions from revenue	30,711	18,343
Accrued expenses and other current liabilities	20,896	24,082
Payable in respect of intangible assets purchase	16,581	17,547
	81,470	73,235

NON-CURRENT LIABILITIES:
Borrowing	83,620	81,386
Payable in respect of intangible assets purchase	3,899	7,199
Lease liabilities	2,574	3,807
Royalty obligation	750	750
	90,843	93,142
TOTAL LIABILITIES	172,313	166,377

EQUITY:
Ordinary shares	1,495	1,054
Additional paid-in capital	375,246	293,144
Accumulated deficit	(367,866)	(280,334)
TOTAL EQUITY	8,875	13,864
TOTAL LIABILITIES AND EQUITY	181,188	180,241

REDHILL BIOPHARMA LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2021	2020	2019
	U.S. dollars in thousands
OPERATING ACTIVITIES:
Comprehensive loss	(97,744)	(76,173)	(42,304)
Adjustments in respect of income and expenses not involving cash flow:
Share-based compensation to employees and service providers	10,212	4,202	3,027
Depreciation	1,914	1,710	997
Amortization and impairment of intangible assets	16,235	7,035	216
Non-cash interest expenses related to borrowing and payable in respect of intangible assets purchase	5,366	6,032	—
Fair value adjustments on derivative financial instruments	—	—	(344)
Fair value (gains) losses on financial assets at fair value through profit or loss	5	94	(27)
Exchange differences and revaluation of bank deposits	118	101	24
	33,850	19,174	3,893
Changes in assets and liability items:
Increase in trade receivables	(3,021)	(27,439)	(258)
Decrease (increase) in prepaid expenses and other receivables	860	(3,277)	(368)
Increase in inventories	(8,285)	(4,644)	(1,113)
Increase in accounts payable	111	7,369	860
Increase (decrease) in accrued expenses and other liabilities	(3,186)	19,335	(2,726)
Increase in allowance for deductions from revenue	12,368	17,076	1,267
	(1,153)	8,420	(2,338)
Net cash used in operating activities	(65,047)	(48,579)	(40,749)
INVESTING ACTIVITIES:
Purchase of fixed assets	(115)	(406)	(168)
Purchase of intangible assets	—	(53,368)	(35)
Change in investment in current bank deposits	(8,500)	10,200	(2,069)
Purchase of financial assets at fair value through profit or loss	—	—	(4,325)
Proceeds from sale of financial assets at fair value through profit or loss	475	7,925	11,761
Net cash provided by (used in) investing activities	(8,140)	(35,649)	5,164
FINANCING ACTIVITIES:
Proceeds from long-term borrowings, net of transaction costs	—	78,061	—
Proceeds from issuance of ordinary shares, net of issuance costs	78,536	23,867	36,300
Exercise of options into ordinary shares	4,006	52	5
Repayment of payable in respect of intangible asset purchase	(7,397)	—	—
Increase in restricted cash	—	(20,000)	—
Decrease in restricted cash	—	4,000	—
Payment of principal with respect to lease liabilities	(1,683)	(1,610)	(796)
Net cash provided by financing activities	73,462	84,370	35,509
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	275	142	(76)
EXCHANGE DIFFERENCES ON CASH AND CASH EQUIVALENTS	(96)	130	94
BALANCE OF CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	29,295	29,023	29,005
BALANCE OF CASH AND CASH EQUIVALENTS AT END OF PERIOD	29,474	29,295	29,023
SUPPLEMENTARY INFORMATION ON INTEREST RECEIVED IN CASH	47	414	753
SUPPLEMENTARY INFORMATION ON INTEREST PAID IN CASH	11,280	6,654	251
SUPPLEMENTARY INFORMATION ON NON-CASH INVESTING AND FINANCING ACTIVITIES:
Acquisition of right-of-use assets by means of lease liabilities	303	2,930	2,805
Purchase of intangible assets posted as payable	—	24,619	—
Purchase of an intangible asset in consideration for issuance of shares	—	1,914	11,788

1 Excluding the effect of an approximately $8.9 million impairment attributed to the intangible asset of Aemcolo® in 2021, non-GAAP gross profit would have been $45.3 million and 2021 non-GAAP gross margin would have been 53%. On a GAAP basis, 2021 gross profit was $36.4 million and gross margin was 42.0%.
2 Including cash, cash equivalents, short-term investments (bank deposits and financial assets at fair value) and restricted cash.
3 Subject to market conditions, including COVID-19 pandemic.
4 All financial highlights are approximate and are rounded to the nearest hundreds of thousands.
5 Cash balances for the periods ended December 31, 2020, September 30, 2021, and December 31, 2021, include restricted cash of $16 million.
6 Opaganib is an investigational new drug, not available for commercial distribution.
7 Movantik® (naloxegol) is indicated for opioid-induced constipation (OIC). Full prescribing information see: www.movantik.com.
8 Talicia® (omeprazole magnesium, amoxicillin and rifabutin) is indicated for the treatment of H. pylori infection in adults. For full prescribing information see: www.Talicia.com.
9 Aemcolo® (rifamycin) is indicated for the treatment of travelers’ diarrhea caused by noninvasive strains of Escherichia coli in adults. For full prescribing information see: www.aemcolo.com.
10 RHB-107 (upamostat) is an investigational new drug, not available for commercial distribution.
11 RHB-204 is an investigational new drug, not available for commercial distribution.